HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

082-03638

Date: 4 September 2006

SEC MAIL PROCESSING
RECEIVED
SEP 14 2006
WASH, D.C. 185 SECTION

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
[redacted]
100F Street North East
Washington DC 20549
U.S.A.

06016839

<u>BY AIRMAIL</u>

Dear Sirs,

SUPPL

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement of the Company dated 1 September 2006 in relation to the retirement of director for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

PROCESSED
SEP 20 2006
THOMSON
FINANCIAL

Florence Kam
Company Secretary
Encl.

dw 9/14

HANNY

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

RETIREMENT OF DIRECTOR

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces that Mr. Yuen Tin Fan, Francis ("Mr. Yuen") retired as an independent non-executive director of the Company at the conclusion of the annual general meeting of the Company held on 1 September 2006 (the "AGM"). Due to personal reason, Mr. Yuen did not offer himself for re-election at the AGM.

Mr. Yuen has confirmed that there is no disagreement with the Board and there are no matters relating to his retirement that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its sincere appreciation to Mr. Yuen for his valuable contributions to the Company during the tenure of his service.

By Order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 1 September 2006

As at the date of this announcement, the Board comprises:–

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-Executive Directors:
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

HANNY

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

董事退任

錦興集團有限公司（「本公司」）之董事會（「董事會」）宣佈，袁天凡先生（「袁先生」）於二零零六年九月一日舉行之本公司股東週年大會（「股東週年大會」）結束後退任為本公司之獨立非執行董事。因個人理由，袁先生並無提出於股東週年大會上膺選連任。

袁先生已確認與董事會並無意見分歧，亦無就其退任一事須知會本公司股東。

董事會謹此衷心感謝袁先生於在任期間對本公司所作出之寶貴貢獻。

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零六年九月一日

於本公佈日期，董事會成員包括：－

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
黃景霖先生
冼志輝先生

* 僅供識別